As Filed with the Securities and Exchange Commission on May 24, 2004
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
In the Matter of Pepco Holdings, Inc. and Subsidiaries File No. 70-9947 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. § 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The filing directs that PHI file with the Commission a certificate pursuant to Rule 24 within 2 business days after a downgrade of the senior debt ratings of PHI, Potomac Electric Power Company, Atlantic City Electric Company or Delmarva Power & Light Company.

Please be advised that on May 19, 2004, Fitch Ratings Services assigned the following rating, which is a downgrade:
Pepco Holdings, Inc. Senior Unsecured Debt	BBB
SIGNATURE

I, Donna J. Kinzel, Assistant Treasurer of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

May 24, 2004	Pepco Holdings, Inc. /s/ Donna J. Kinzel Donna J. Kinzel Assistant Treasurer